15026620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Avenue, 10th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey **(212) 905-0555**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Douglas Lowey** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brownstone Investment Group, LLC** ,as of **December 31,2014** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Douglas B. Lowey, CEO

Name and Title

Notary Public

JIN-LI LAMBERT (Richardson)
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LA6258095
Qualified in New York County
Commission Expires March 19, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brownstone Investment Group, LLC

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as of December 31, 2014, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Brownstone Investment Group, LLC's management is responsible for this statement of financial condition. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Brownstone Investment Group, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

460 PARK AVENUE, NEW YORK, NY 10022 T. 212.245.5900 F. 212.586.3240 www.fffcpas.com

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	536,045
Securities owned, at fair value		139,543,825
Due from broker		5,635,535
Interest receivable		1,663,271
Furniture, fixtures and equipment (less $1,021,632 of depreciation)		637,727
Leasehold improvements (less $254,468 of amortization)		559,071
Prepaid expenses		296,332
Security deposits		363,201
Other assets		10,000
Total assets	$	149,245,007

LIABILITIES AND MEMBER'S EQUITY

Securities sold short, at fair value	$	49,195,939
Due to broker		46,285,968
Interest payable on securities sold short		543,468
Accounts payable and accrued expenses		2,962,551
Total liabilities		98,987,926
Member's equity		50,257,081
Total liabilities and member's equity	$	149,245,007

The notes to statement of financial condition
are made a part hereof.

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and Municipal Securities Rulemaking Board ('MSRB") and is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange ("NYSE"). The Company operates primarily to engage in corporate debt securities transactions solely for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business and applicable interest and dividends are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is a single member limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in these financial statements.

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company uses FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2014, the amounts consist of:

Securities Owned

Description	Level 1	Level 2	Level 3	Total
Corporate bonds		$55,614,415		$55,614,415
Equity securities	$274,965	22,569,408		22,844,373
Municipal bonds		52,403,151		52,403,151
U.S. Treasury		2,942,574		2,942,574
Other equity/debt		1,850,000	$3,889,312	5,739,312
Total Securities Owned	$274,965	$135,379,548	$3,889,312	$139,543,825

Securities Sold Short

Description	Level 2
Corporate bonds	$41,354,845
U.S. Treasury	7,841,094
Total Securities Sold Short	$49,195,939

Level 2 values reference to quoted market prices and other observable inputs. Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. Level 3 values reference performance measures of comparable marketable assets.

(Continued)

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued):

Following is a reconciliation of activity for 2014 for assets measured at fair value based on significant unobservable (non-market) information for level 3 assets:

Level 3 securities:	
Opening Balance, January 1, 2014	$ 6,153,527
Total Gain or Losses (Realized and Unrealized)	665,457
Purchase(s)	29,266,236
Sales	(30,514,658)
Transfer out of Level 3	(1,681,250)
Closing Balance, December 31, 2014	$ 3,889,312

The change in unrealized appreciation on the Level 3 investments noted above is included in the statement of income under net gain from principal transactions. The Company recognizes transfers between levels as of the beginning of the reporting period. Transfer out of Level 3 relate to the existence of a broker quote in an active market (observable input).

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASES:

The Company entered into a sublease agreement for office space with a commencement date of May 18, 2011 and an expiration date of May 30, 2021. Included in security deposits on the statement of financial condition is $321,110 for this sublease. Rent expense on this office space in 2014 was $687,894.

The minimum lease payments due for the following five years and thereafter are:

Year ending December 31,	Sublease
2015	$ 615,429
2016	639,798
2017	657,153
2018	657,153
2019	657,153
Thereafter	930,967
Total	$ 4,157,653

LEASES (Continued):

The Company entered into a sublease agreement for office space with a commencement date of July 15, 2013 and an expiration date of February 26, 2015. Subsequent to year end, the Company renewed the lease with similar terms expiring on February 29, 2020. Included in security deposits on the statement of financial condition is $11,247 attributable to this sublease. Rent expense on this office space in 2014 was $136,994. The minimum lease payment for 2015 is $23,170.

The Company entered into a sublease agreement for new office space with a commencement date of May 1, 2014 and an expiration date of April 30, 2016. The lease includes an extension option for an additional year. Included in security deposits on the statement of financial condition is $18,769 attributable to this sublease. Rent expense on this office space in 2014 was $50,050.

The minimum lease payments due for the following years are:

Year ending December 31,	Sublease
2015	$ 76,451
2016	25,712
Total	$ 102,163

The Company entered into a lease agreement for office space with a commencement date of September 3, 2013 and an expiration date of September 30, 2017. The lease includes an extension option for an additional two years. Included in security deposits on the statement of financial condition is $12,075 attributable to this lease. Rent expense on this office space in 2014 was $48,728.

The minimum lease payments due for the following years are:

Year ending December 31,	Lease
2015	$ 50,485
2016	52,241
2017	40,169
Total	$ 142,895

CONCENTRATION OF CREDIT RISK:

At December 31, 2014, virtually all the securities reflected in the statement of financial condition are positions held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers. At December 31, 2014, due from broker and due to broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

Included in securities owned, at fair value in the statement of Financial Condition is $21,934,938 worth of equity and debt securities from one issuer.

During the course of the year ended December 31, 2014, the bank balances on occasion were in excess of the FDIC insurance limit.

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2014

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2014, the Company did not accrue a profit sharing plan contribution.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $11,719,535 which was $11,485,800 in excess of its required net capital of $233,735. The Company's net capital ratio was .30 to 1 at December 31, 2014.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures, and equipment at December 31, 2014 consist of the following:

Equipment	$ 1,478,814
Furniture and fixtures	175,781
Artwork	4,764
Total	1,659,359
Less accumulated depreciation	(1,021,632)
	$ 637,727

Depreciation expense amounted to $302,565 for the year ended December 31, 2014.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2014, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2015, which is the date on which the financial statements were available to be issued. Capital withdrawals subsequent to December 31, 2014 and to the date of this report were $1,497,000.